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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                               VIRBAC CORPORATION
                       (Name of Subject Company (Issuer))

                        LABOGROUP HOLDING, INC. - OFFEROR
                                 INTERLAB S.A.S
                                   VIRBAC S.A.
   VIRBAC CORPORATION - (Issuer and subject company of Rule 13E-3 transaction) (Name of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    927649 10
                      (CUSIP Number of Class of Securities)

            ERIC MAREE                                    WITH A COPY TO:
 CHAIRMAN OF THE MANAGEMENT BOARD                        DAVID F. FREEDMAN
            VIRBAC S.A.                                 BAKER & MCKENZIE LLP
      13 EME RUE LID - BP 27                        1114 AVENUE OF THE AMERICAS
     06511 CARROS CEDEX, FRANCE                       NEW YORK, NEW YORK 10036
        011-33-4-9208-7214                                 (212) 626-4100

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

                            CALCULATION OF FILING FEE
========================================= ======================================
         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
----------------------------------------- --------------------------------------
             47,409,768                                 $5,073
========================================= ======================================
* Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of Virbac Corporation, a Delaware corporation, other than the shares owned by Virbac S.A. and its subsidiaries, at a purchase price of $5.25 per share, net to the seller in cash, including all shares underlying outstanding options to purchase such common stock having an exercise price less than $5.25 per share. As of July 31, 2006 there were 22,644,240 shares of common stock outstanding, of which 13,613,808 shares are owned by Virbac S.A. and its subsidiaries.

** The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals $107.00 per $1,000,000 of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $5,073
                          Filing Party: Interlab S.A.S.
                     Form or Registration No.: Schedule TO-T

                           Date Filed: August 18, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |X|  going-private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]










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



         This Amendment No. 7 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and amendment to Schedule 13D under Rule 13d-2 filed under cover of Schedule TO (this "Schedule TO") filed on August 18, 2006 by Virbac S.A., a corporation organized under the laws of France ("Parent"), Interlab S.A.S, a French company ("Interlab") and a wholly owned subsidiary of Virbac S.A., Labogroup Holding, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., and Virbac Corporation, a Delaware corporation (the "Company"), as amended by Amendment No. 1 to the Schedule TO filed on September 8, 2006, by Amendment No. 2 to the Schedule TO filed on September 15, 2006, by Amendment No. 3 to the Schedule TO filed on September 21, 2006, by Amendment No.4 to the Schedule TO filed on September 26, 2006, by Amendment No. 5 to the Schedule TO filed on October 4, 2006 and by Amendment No. 6 to the Schedule TO filed on October 11, 2006. This Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, other than those Shares already owned by Purchaser, Parent and their subsidiaries, except the Company and its subsidiaries, at $5.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2006 (the "Offer to Purchase"), the Supplement to the Offer to Purchase dated September 8, 2006 (the "First Supplement") and in the related Letter of Transmittal (which, together with the Offer to Purchase and the First Supplement, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 4. TERMS OF THE TRANSACTION

         Section (a) of Item 4 is amended and supplemented as follows:

         The Special Committee of Independent Directors of the Company's Board of Directors has unanimously recommended that unaffiliated holders of the Shares accept the amended Offer at the increased offer price of $5.75 per Share, net to the seller in cash, and tender their Shares in the amended Offer. The Special Committee had also agreed to amend the merger agreement previously entered among Parent, Interlab, Purchaser and the Company to reflect the increased offer price.




ITEM 12.     EXHIBITS.

(a)(5)(N) Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 12, 2006











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




                                                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2006

                                             LABOGROUP HOLDING, INC.


                                             By:  /s/ ERIC MAREE
                                                  ------------------------------
                                             Name:    Eric Maree
                                             Title:   President



                                             INTERLAB S.A.S.


                                             By:  /s/ ERIC MAREE
                                                  ------------------------------
                                             Name:    Eric Maree
                                             Title:   Chief Executive Officer



                                             VIRBAC S.A.


                                             By: /s/ ERIC MAREE
                                                 -------------------------------
                                             Name:   Eric Maree
                                             Title:  Chairman of the Management
                                                     Board


                                             VIRBAC CORPORATION


                                             By:  /s/ ERIK MARTINEZ
                                                  ------------------------------
                                             Name:    Erik Martinez
                                             Title:   President and Chief
                                                      Executive Officer



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



                                  EXHIBIT INDEX

(a)(5)(N) Joint Press Release issued by Virbac S.A. and Virbac Corporation on October 12, 2006






















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